

SEC 07008214 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Suite 400
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

PROCESSED
SEP 28 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Kuk or Wanda Beard 949/640-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor (Address) Newport Beach (City) CA (State) 92660 (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
SEP 27 2007
WASH. D.C.
160
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Sherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams & Sherwood Investments, as of July 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



SUNNIE J. JUAREZ
Commission # 1492439
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS

FINANCIAL STATEMENTS

July 31, 2007



SEC MAIL PROCESSING
RECEIVED
SEP 27 2007
WASH, D.C. 160 SECTION

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company"), as of July 31, 2007 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Newport Beach, California
August 28, 2007

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

Website: www.squarmilner.com

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
July 31, 2007

ASSETS

Cash	$	30,028

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	9,018
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in-capital		323,507
Accumulated deficit		(310,497)
		21,010
	$	30,028

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS, & SHERWOOD INVESTMENTS
STATEMENT OF OPERATIONS
For the Year Ended July 31, 2007

Interest Income	$ 456
Expenses	
Professional fees	9,751
Licenses and fees	492
General and administrative	435
Franchise tax	800
	11,478
NET LOSS	$ (11,022)

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2007

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
BALANCE – July 31, 2006	800	$ 8,000	$ 311,507	$ (299,475)	$ 20,032
Contributions	–	–	12,000	–	12,000
Net loss	–	–	–	(11,022)	(11,022)
BALANCE – July 31, 2007	800	$ 8,000	$ 323,507	$ (310,497)	$ 21,010

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(11,022)
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities		387
Net cash used in operating activities		(10,635)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		12,000
Net cash provided by financing activities		12,000
NET INCREASE IN CASH		1,365
CASH – beginning of year		28,663
CASH – end of year	$	30,028

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Business

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no revenues and relies on its stockholders to provide operating capital. The accompanying financial statements have been prepared assuming the Company will continue in its current form. If the owners do not continue to provide sufficient capital, it may adversely affect the future operations of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash

Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of July 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Statements of Financial Accounting Standards ("SFAS") No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

As of July 31, 2007, management believes that the carrying amounts of cash and accounts payable approximate fair value because of the short maturity of these instruments.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

3. INCOME TAXES

During the year ended July 31, 2007, the Company accrued $800 for California franchise taxes. Such amount is included in expenses as franchise tax in the accompanying statement of operations.

3. INCOME TAXES (continued)

As of July 31, 2007, the Company had a deferred tax asset of approximately $78,000 related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

As of July 31, 2007, the Company has net operating loss carryforwards of approximately $280,000 and $177,000 for federal and California income tax purposes, respectively, which may be used to offset future taxable income. These loss carryforwards expire at various times through 2026.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to capital would exceed 10-to-1). As of July 31, 2007, the Company had net capital of $21,010, which was $16,010 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of July 31, 2007 was 0.43-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(ii) under the Securities and Exchange Act of 1934, as the Company is a broker and dealer that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers and is also not subject to the possession and control statement.

5. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended July 31, 2007, these stockholders have contributed an aggregate of $323,507 to additional paid-in capital, including $12,000, during the fiscal year ended July 31, 2007.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
July 31, 2007

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 21,010
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 601
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 16,010
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 9,018
Ratio of aggregate indebtedness to net capital	0.43-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2	
Net capital as reported	$ 21,010
Audit adjustments	-
Audited net capital	$ 21,010

See Independent Auditors' Report.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In planning and performing our audit of the financial statements of Clayton, Williams & Sherwood Investments (the "Company") for the year ended July 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance those assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate as of July 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
August 28, 2007

END